Filed pursuant to Rule 433
Dated May 24, 2016

Relating to
Preliminary Prospectus Supplement dated May 24, 2016 to
Prospectus dated May 17, 2016
Registration Statement No. 333-211423

Spirit AeroSystems, Inc.

$300,000,000 3.850% Senior Notes due 2026

Pricing Term Sheet

May 24, 2016

Issuer:	Spirit AeroSystems, Inc.

Ratings (Moody’s / S&P)*:	Moody’s: Baa3 / S&P: BBB-

Security Type:	Senior Unsecured Notes

Principal Amount:	$300,000,000

Pricing Date:	May 24, 2016

Settlement Date:	June 1, 2016 (T+5)

The Issuer expects that delivery of the notes will be made to investors on or about June 1, 2016, which will be the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Maturity Date:	June 15, 2026

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, beginning on December 15, 2016

Record Dates:	June 1 and December 1

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Treasury Price:	97-28

Benchmark Treasury Yield:	1.859%

Spread to Benchmark Treasury:	200 basis points

Yield to Maturity:	3.859%

Coupon:	3.850%

Public Offering Price:	99.924%

Optional Redemption:

Make-Whole Call:	Treasury Rate plus 30 basis points (prior to March 15, 2026)

Par Call:	On or after March 15, 2026

CUSIP / ISIN:	85205T AG5 / US85205TAG58

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Mizuho Securities USA Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Senior Co-Manager:	Wells Fargo Securities, LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, (ii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or (iii) Morgan Stanley & Co. LLC toll-free at 1-866-718-1689.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus for the notes. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus for the notes to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.